Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2005	2006	2007		2008		2009
Net income from continuing operations attributable to Ameren Corporation	$605,725	$546,738	$617,804		$605,189		$612,313
Less- Change in accounting standard	(22,135)	—	—		—		—
Less- Net income attributable to noncontrolling interests	(3,231)	(27,135)	(27,266)		(28,422)		(2,007)
Add- Taxes based on income	356,016	283,825	330,141		326,736		332,128

Net income before income taxes, change in accounting standard, and noncontrolling interests	987,107	857,698	975,211		960,347		946,448
Add- fixed charges:
Interest on short-term and long-term debt	297,822	345,410	421,406	(1)	440,507	(1)	518,149	(1)
Estimated interest cost within rental expense	4,208	4,081	5,020		6,510		8,341
Amortization of net debt premium, discount, and expenses	14,687	15,341	18,638		19,716		16,183
Subsidiary preferred stock dividends	12,745	10,936	10,871		10,357		9,874
Adjust preferred stock dividends to pretax basis	7,227	5,565	5,709		5,497		5,271

Total fixed charges	336,689	381,333	461,644		482,587		557,818

Less: Adjustment of preferred stock dividends to pretax basis	7,227	5,565	5,709		5,497		5,271

Earnings available for fixed charges	$1,316,569	$1,233,466	$1,431,146		$1,437,437		$1,498,995

Ratio of earnings to fixed charges	3.91	3.23	3.10		2.97		2.68

(1)	Includes FIN 48 interest expense